

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 29, 2010

Mr. Steven O. Cordier
Chief Financial Officer
Penford Corporation
7094 S. Revere Parkway
Centennial, CO 80112-3932

> **Re:** **Penford Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed November 13, 2009**
> **File No. 0-11488**

Dear Mr. Cordier:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

 H. Roger Schwall
Assistant Director